SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

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The Netherlands

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CNH GLOBAL N.V.

Form 6-K for the month of July 2008

List of Exhibits:

1.	News Release entitled, “Cummins, Fiat Group Subsidiaries Announce Realignment of Shareholder Structure”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

	By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

July 18, 2008

FOR IMMEDIATE RELEASE.

For more information contact:

Gualberto Ranieri, Vice President - Communications +39 011 00 63682

Cummins, Fiat Group Subsidiaries Announce

Realignment of Shareholder Structure

BURR RIDGE, Ill., July 18 - Cummins Inc. (NYSE:CMI) and the Fiat Group (FIA.MI) subsidiaries CNH Global N.V. (NYSE:CNH) and Iveco S.p.A. have agreed to unwind their existing joint ventures in the area of diesel engines.

Cummins has disposed of its one-third interest in EEA (European Engine Alliance), a joint venture formed in 1996 as a three-way partnership among Cummins, Iveco (the Fiat Group’s commercial vehicles and buses subsidiary) and New Holland (now part of CNH - Case New Holland, the majority-owned Fiat Group subsidiary which operates in the agricultural and construction equipment businesses) to develop and produce the NEF (New Engine Family) engine range. As a result of this transaction, FPT (the Fiat Group’s sector which develops, produces and sells engines and transmissions to both Fiat Group’s subsidiaries and to third parties worldwide) will wholly manage EEA.

Cummins has agreed to acquire CNH’s 50 percent stake in CDC (Consolidated Diesel Corporation), a joint venture company set up in 1980 by Cummins and Case Corporation (now part of CNH). CDC, which is located in Whitakers, N.C., will become a wholly-owned entity of Cummins Inc.

Alfredo Altavilla, CEO of FPT, said: “This transaction confirms Fiat Group’s strategy to further strengthen its engine and transmissions capabilities under the guidance of FPT. Full control of EEA will enable FPT to develop the new generation of NEF engines. At the same time, FPT has already started gradual substitution of the CDC engines leveraging its new product portfolio. Moreover, this transaction enables CNH and Iveco to take advantage of Fiat Group’s synergies and to further leverage on FPT’s key technology developments particularly towards overcoming the challenges of increasing engine emission regulations and attention on fuel consumption.”

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,000 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.